Deere & Company

Law Department

One John Deere Place, Moline, IL 61265 USA

Phone: 309-765-5161

Fax (309) 749-0085 or (309) 765-5892

Email: DaviesToddE@JohnDeere.com

Todd E. Davies

Corporate Secretary &

Associate General Counsel

13 March 2020

Division of Corporation Finance
Office of Technology

Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Melissa Kindelan
Senior Staff Accountant

Eiko Yaoita Pyles
Staff Accountant

Subject:	Deere & Company
Form 10-K for the Fiscal Year Ended November 3, 2019
Filed December 19, 2019
Commission File No. 001-04121

Dear Ms. Kindelan and Ms. Pyles:

On behalf of Deere & Company, a Delaware corporation (“Deere” or the “Company”), set forth below is the Company’s response to the comment of the Division of Corporation Finance of the Securities and Exchange Commission, dated March 3, 2020, pertaining to the Company’s Form 10-K for the fiscal year ended November 3, 2019. The numbered paragraph below sets forth your letter’s comment, followed by our response to that comment.

1.   Form 10-K for Fiscal Year Ended November 3, 2019

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 38

You disclose that certain goods are shipped to dealers on a consignment basis under which the risks and rewards of ownership are not transferred to the dealer at the time the goods are shipped, accordingly these sales are not recorded until a retail customer has purchased the goods. You also disclose that generally no right of return exists on the sales of equipment. Please explain to us the nature of these consignment arrangements. In this regard, tell us how you assessed whether the dealer obtains control of the goods before the retail customer purchases the goods and how such assessment impacts the timing of revenue recognition. Refer to ASC 606-10-25-23 through 26. Also, tell us the amount of revenue generated from these types of sales for each period presented.

Response: For most of the Company’s equipment and service part sales, a third-party dealer or end customer obtains control of the promised good at the time of delivery as outlined in the

13 March 2020

approved contract. As stated in the revenue recognition policy summary in Note 2 of the Notes to the Consolidated Financial Statements of the Company’s 2019 Form 10-K (Note 2), revenue is recognized at that time. This treatment is consistent with the guidance in ASC 606-10-25-23 through 26.

In Canada and select international locations certain goods are shipped on a consignment basis to third-party dealers that sell the Company’s products and services. In these situations, the Company retains control of the goods as follows:

•    The Company can retrieve the equipment for sale to another party.

•    The dealer can return the equipment to the Company without penalty.

•    The dealer does not have an unconditional obligation to pay for the equipment.

These consignment arrangements are described in ASC 606-10-55-79 through 80 and revenue is not recognized when the equipment is physically transferred to the dealers. When a retail customer or a third-party dealer purchases the equipment in an arrangement that meets the revenue recognition criteria, the Company recognizes the revenue at that time.

In both instances, in a direct sale or a sale through a consignment arrangement, the customers do not have a right to return the equipment after the Company recognizes the sale, except as explained in Note 2. The limited exceptions are as follows:

•    Equipment transferred to a customer with the Company having a repurchase obligation. These arrangements are limited and are accounted for in accordance with ASC 606-10-55-72 through 78.

•    Service parts and attachments that may be returned and are accounted for in accordance with ASC 606-10-55-22 through 27.

The net sales reported in the statement of consolidated income from goods that were consigned before the Company recognized the revenue were $1,502 million, $1,866 million, and $1,883 million for years 2019, 2018, and 2017, respectively. These amounts are 4 percent, 6 percent, and 7 percent of total net sales for each respective year. For purposes of quantifying the sales from consignment arrangements for this response, non-U.S. Dollar amounts were translated to U.S. Dollars at the average annual exchange rate for the fiscal period.

We have prepared these responses based upon current knowledge and information following review of our business operations. Should you have any questions or comments concerning this response to your comment letter, please contact me at (309) 765-5161.

Sincerely,

/s/ Todd E. Davies

Todd E. Davies
Corporate Secretary